NEWS RELEASE 11-04	FEBRUARY 1, 2011

FRONTEER GOLD COMPLETES SALE OF URANIUM ASSETS TO PALADIN ENERGY

Fronteer Gold Inc. (FRG - TSX/NYSE Amex) announces today that it has completed the sale of 100% of the uranium assets of Aurora Energy Resources Inc., a wholly owned subsidiary of Fronteer Gold, to Paladin Energy Ltd. (PDN – ASX/TSX) pursuant to an Asset Sale Agreement which was entered into on December 17, 2010.

Under the terms of the completed Agreement, Fronteer Gold will receive 52.1 million common shares of Paladin. Fronteer Gold is now the largest Paladin shareholder at approximately 6.7% .

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.